Exhibit 99.1

SGOCO Group, Ltd. Announces Acquisition of Boca International Limited

SHENZHEN, China, December 30, 2015/PRNewswire/-- SGOCO Group, Ltd. (NASDAQ: SGOC) (“SGOCO” or the “Company”), a company focused on product design, distribution and brand development in the Chinese display and computer product market, today announced the acquisition of 100% of the issued share capital of Boca International Limited. (“Boca”), a private holding company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited (the "Vendor"), which develops and manufactures Phase Change Material (PCM-TES) storage system in designs and applying on cooling and heating system.

Boca Phase Change Material (PCM-TES) storage system is completely environmentally friendly and can be used for more than ten years. It is a both cooling and heating system that allows to save more than 50% of energy, which is one of a kind in the market. Electricity consumption is 75% less than the current central air-conditioning units in the market. Boca fully supports energy saving to help control the greenhouse effect and assist cooperation to achieve maximum economic benefit. Additionally, Boca is expecting more than 7,000 projects in the US and over 8,000 new and modifiable projects in China and South East Asia in the near future. Boca, along with its Phase Change Material (PCM-TES) storage system, was valued at approximately USD50 million by an independent third party appraiser.

SGOCO International (HK) Limited, the Company’s subsidiary incorporated in Hong Kong (the “Purchaser”) entered into a Share Sale and Purchase Agreement (the "SPA") with the Vendor pursuant to which it will acquire all of the issued share capital of Boca (the “Sale Shares”). The total consideration of the Sale Shares includes USD52 million in the form of cash, plus 19.0% new shares in SGOCO (as enlarged by the issuance) or 3.4 million new shares. Under the SPA, closing of the SPA shall take place on or before December 31, 2015.

Payment of the Sale Price is secured by (i) a mortgage of 100% Sale Shares to the Vendor and/or other assignee, (ii) a delivery of Boca's security interest of receivables, cash, and advance payment of the suppliers to the Vendor and/or other assignee before the last day of the accounting period, the total amount of which is equivalent to the Sale Price, and (iii) a guarantee made by the Purchaser to never promote Boca to liquidate the receivables, cash, and advance payment from the supplier etc., to ensure the Purchaser has sufficient funds to make payment to the Vendor.

The SPA also states that the Vendor has a right of first refusal for a period of five years that prohibits the Purchaser from selling, assigning or otherwise transferring any related shares to a third party, without first offering to sell or transfer to the Vendor.

The Vendor, Boca technology owner Dr. Richard Chan Kam Biu, is a professional member of Hong Kong Invention Association and a member of American Society of Heating, Refrigerating & Air-conditioning Engineers, Inc. He is an expert in the area of environmental energy saving and Boca is a company which specializes in R&D and supply "Thermal Energy Storage System by Phase Change Material (PCM-TES)", this innovative technology will dramatically reduce the energy consumption of central chiller and heating plant. The board of directors of the Company reviewed the transaction and approved it by a unanimous vote.

Regarding the acquisition of Boca, Mr. Xie Shi Bin, Chief Executive Officer of SGOCO commented, "We are excited and looking forward to abundant business opportunities brought forth through this acquisition. PCM-TES is the proven technology to install in new building or modify the existing system includes Ice thermal Energy Storage System (ICE-TES) in chiller plant. Boca PCM-TES is the better option to reduce the carbon emissions more than 50% caused by the chiller or heating plants. For example for a typical 30,000 m2 air conditioned office/hotel space, the PCM-TES will reduce 2,000 tons of Carbon Dioxide annually."

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display market, including computer monitors, All-In-One (“AIO”) and Parts-In-One (“PIO”) computers and application specific products. SGOCO sells its products and services in the China market and abroad. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Tony Zhong

Vice President of Finance

Tel: +86-0755-26978199 ext:7500

Email: ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.